



Kanishka Aman Singh (He/Him) · 3rd
Founding Member, Vice-President & COO

Dayton, Ohio, United States · Contact info

500+ connections

MCARTech, Inc.

Iowa State University

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About

I am a founding member, Vice-President & COO at MCARTech, Inc., a reliability company, specializing in equipment diagnostics and predicting equipment failure to improve operational reliability. I have worked in different Research, Design, and Engineering positions at various organizations worldwide. I graduated from Iowa State University with a Ph.D. in Electrical Engineering. My interests include renewable energy and non-conventional energy generation/harvesting, system and equipment reliability, control systems and power electronics.

Activity
612 followers

Kanishka Aman Singh commented on a post · 5d

Congratulations, Sougata! Interesting.

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Kanishka Aman Singh commented on a post · 2w

Congrats, Ankit.

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Experience



Founding Member, Vice-President & COO
MCARTech, Inc. · Full-time
Jun 2018 - Present · 4 yrs 9 mos

MCARTech, Inc. specializes in machine diagnostics and predicting equipment failure to help clients improve reliability and prevent unplanned stoppages. The solutions are customized for every ...see more

Skills: Cross-functional Team Leadership · Interpersonal Skills · Technical Presentations · Electric Motors · Design Failure Mode and Effect Analysis (DFMEA) · Technical Reviews · Power Systems · Pov ...see more



Design Engineer - Nuclear
NextEra Energy, Inc.
Feb 2016 - May 2018 · 2 yrs 4 mos
Seabrook, NH

As a Design Engineer in the Electrical/I&C group, I ensured that the design basis of the nuclear station is maintained. I worked on projects which helped maintain or improve reliability of operation. I w ...see more

Skills: Interpersonal Skills · Technical Presentations · Electric Motors · Technical Reviews · Power Systems · Power Generation · Microsoft Office · Problem Solving · Electrical Equipment · Tech ...see more



Iowa State University
4 yrs 5 mos
Ames, IA, USA

 ● **Graduate Research Assistant**
Jan 2012 - Dec 2015 · 4 yrs

* Advisors: Prof. Ratnesh Kumar (IEEE Fellow) and Emeritus Prof. Robert Weber (IEEE Fellow).
* Ph.D. research topic: Harvesting energy from ambient vibrations using piezoelectric-based ...see more

Skills: Interpersonal Skills · Technical Presentations · Microsoft Office · Problem Solving · Electrical Equipment · Research and Development (R&D) · Product Development · Technical Understand ...see more

 ● **Graduate Teaching Assistant**
Aug 2011 - Dec 2011 · 5 mos

* Course: Introduction to Circuits, Instruments, AC-Circuits and Motors
* Responsibilities: Teaching/instructing students in lab; grading lab assignments, homework a ...see more

Skills: Interpersonal Skills · Technical Presentations · Microsoft Office · Problem Solving · Electrical Equipment · Technical Understanding · Communication



Summer Intern
NextEra Energy, Inc.
Jun 2015 - Aug 2015 · 3 mos
Palo, IA

* As Design Engineer intern at a Nuclear power plant, resolving design and engineering problems.
* Reviewing/verifying engineering and control documents, helping in conversion of plant database.

Skills: Interpersonal Skills · Technical Presentations · Technical Reviews · Power Systems · Power Generation · Microsoft Office · Problem Solving · Technical Understanding



Engineer
Bharat Heavy Electricals Limited
Jul 2010 - Jul 2011 · 1 yr 1 mo
Electronics Division, Bangalore, India.

Design Engineer, Hydro Controls, Electronic Division, Bharat Heavy Electricals Limited.
* Acquired experience of working at one of India's largest engineering and manufacturing con ...see more

Skills: Interpersonal Skills · Technical Presentations · Technical Reviews · Power Systems · Renewable Energy · Power Generation · Microsoft Office · Problem Solving · Electrical Equipment · Resea ...see more

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Education



Iowa State University
Ph.D., Electrical
2011 - 2015

Activities and societies: Mentor, Iowa State University Engineering Mentors Program:
Mentoring undergraduate students in academic and social life at ISU, with emphasis on differ ...see more

Graduate research under Prof. Ratnesh Kumar (IEEE Fellow) and Emeritus Prof. Robert Weber (IEEE Fellow).

Skills: Interpersonal Skills · Microsoft Office



Indian Institute of Technology, Kanpur
B.Tech.-M.Tech. Dual, Electrical/RF & Microwaves
2005 - 2010

Activities and societies: Captain (2009) and member, Institute Football Team, 2005-2010.
Sports Secretary, Hall of Residence 2, 2006-2007.   ...see more

Bachelor of Technology - Master of Technology in Electrical Engineering.
Master's Thesis: A Comparative Study on Some Commonly Used Active Inductor Configuratic ...see more

Skills: Interpersonal Skills · Microsoft Office

Licenses & certifications



Duolingo Spanish Fluency: Intermediate (Estimated)
Duolingo
Issued May 2016

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Volunteering

Volunteer
Minimum Wage Monitoring Committee, IIT Kanpur, India
May 2006 - May 2010 · 4 yrs 1 mo
Human Rights

Help workers with menial wages in the campus receive fair pay and improved work conditions.

Skills

Matlab

Endorsed by Agnivo Gosai and 1 other who is highly skilled at this

Endorsed by 6 colleagues at Iowa State University

13 endorsements

Algorithms

Endorsed by Arko Mukherjee, PhD who is highly skilled at this

Endorsed by 5 colleagues at Iowa State University

8 endorsements

Electronics

Endorsed by 2 colleagues at Iowa State University

4 endorsements

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Recommendations

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Publications

Remote Monitoring of Critical Systems in Overhead Cranes Using Wireless Data Telemetry
IEEE Midwest Industry Conference 2020 · Sep 30, 2020

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In recent years, Industry 4.0 and Industrial Internet of Things have provided a strong enabling toolset to the reliability efforts of various industries. An important aspect in these efforts is the acquisition of relevar ...see more

A Self-propelled Mechanism to Increase Range of Bistable Operation of a Piezoelectric Cantilever-based Vibration Energy Harvester.
IEEE Transactions on Ultrasonics, Ferroelectrics, and Frequency Control · Nov 1, 2018

(Show publication ☑)

In our previous works, we presented a method to increase the harvested energy from vibrations using a piezoelectric cantilever and to increase the frequency range of operation by introducing bistability wit ...see more

Other authors



A Broadband Bistable Piezoelectric Energy Harvester with Nonlinear High-Power Extraction







A Broadband Bistable Piezoelectric Energy Harvester with Nonlinear High-Power Extraction
IEEE Transactions on Power Electronics · Dec 1, 2015

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This paper presents a nonlinear vibration energy harvester, which combines a nonlinear bistable broadband piezoelectric cantilever used to transduce ambient vibration energy, with synchronized capture for eff ...see more

Other authors

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Patents

Broad Spectrum and Wide Amplitude Range Vibration Energy Harvester: Bistable Piezoelectric Transduction, Synchronized Extraction, Self-Actuated Adaptation
US 10,224,835 B1 · Issued Mar 5, 2019

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The invention relates to a bistable piezoelectric cantilever-based vibration energy harvester that increases the energy harvested over a broad frequency of vibrations by introducing bistability to the cantilever throu ...see more

Other inventors

Projects

Piezoelectric-based Broadband Bistable Vibration Energy Harvester and SCE/SSHI-based High-Power Extraction
Aug 2011 - Present

Associated with Iowa State University

* Developed improved and more accurate model for nonlinear bistable harvester using standard Butterworth van Dyke piezoelectric model. ...see more

A Comparative Study on Some Commonly Used Active Inductor Configurations in 0.35- µm CMOS Technology with Improved Quality Factor
Dec 2008 - May 2010

Associated with Indian Institute of Technology, Kanpur

* Compared four configurations, namely Active Inductors with Resistive Feedback, with Active Feedback, with Series Resistance Insensitive to Frequency, and Tunable Active Inductor, on the basis of factors such a ...see more

Performance Evaluation of an Anechoic Chamber using Standing Wave Techniques
Sep 2008 - Nov 2008

Associated with Indian Institute of Technology, Kanpur

* Employed voltage standing wave ratio (VSWR) technique to measure level of reflected waves present in the "quiet zone" of the chamber. ...see more

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Honors & awards

Best Student Paper Finalist Award
Issued by IEEE Systems, Man and Cybernetics Society - IEEE International Conference on Networking, Sensing and Control · Apr 2014

Associated with Iowa State University

Awarded for the paper titled "Piezoelectric-based Broadband Bistable Vibration Energy Harvester and SCE/SSHI-based High-Power Extraction" at the 11th IEEE International Conference on Networking, Sensing and Control.

Special Appreciation
Issued by Games and Sports Council, Indian Institute of Technology, Kanpur, India. · May 2010

Associated with Indian Institute of Technology, Kanpur

For contribution to Institute Football Team.

Sports Scholarship
Issued by Student Gymkhana, Indian Institute of Technology, Kanpur, India. · Jan 2009

Associated with Indian Institute of Technology, Kanpur

For excellence in sports (Football).

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Languages

Bengali
Native or bilingual proficiency

English
Native or bilingual proficiency

Hindi
Native or bilingual proficiency

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Organizations

Iowa State University Engineering Mentors Program
Volunteer · Aug 2014 - May 2015

Associated with Iowa State University

* Mentoring undergraduate students in academic and social life at ISU, with emphasis on different cultures.

Institute Soccer Team, Indian Institute of Technology, Kanpur, India
Member (2005-2010), Captain (2009-2010) · Aug 2005 - May 2010

 Associated with Indian Institute of Technology, Kanpur

* Captained team to first-ever Gold in an away tournament at MNIT Sports Tournament, Jaipur; first-ever medal
(Silver) in Kanpur Senior District Soccer League; Silver in Inter IIT Sports Meet, 2009.   ...see more

Minimum Wage Monitoring Committee
Volunteer · Jan 2006 - Jan 2010

Associated with Indian Institute of Technology, Kanpur

* Helped workers with menial wages in the university campus receive fair pay and improved work conditions.

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Interests

Companies   Groups   Schools

NextEra Energy, Inc.
74,616 followers

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Iowa State University
231,436 followers

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